

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 20, 2009

Kenneth R. Allen
Vice President – Finance, Chief Financial Officer and Treasurer
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas 75247-6913

> **Re:** **Texas Industries, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **File No. 1-4887**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED MAY 31, 2009

Item 1. Business
Products, page 3

1. We note that for the cement and aggregates segments, backlog is discussed in terms of the quantity of finished cement shipped rather than dollars, as contemplated by Item 101(b)(viii) of Regulation S-K. Please tell us why you have disclosed your backlog in this manner.

2.   You disclose that you have Sand & Gravel, Limestone, and Shale & Clay reserves
        sufficient for many years production. Industry Guide 7 requires that you disclose
        material information concerning your production, reserves, locations and nature
        of your mineral interests. Reserves are defined as that part of a mineral deposit
        that can be economically and legally extracted or produced at a profit at the time
        of reserve determination. Industry Guide 7 can be reviewed on the Internet at
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7. Please
        disclose the following information in a table in this section of your document for
        each mine, quarry, and/or processing/screening facility:

- A list of your mines, processing/screening facilities and their location.

- Tonnage and grade of your proven and /or probable reserves

- A brief description and capacities of your mines, the mining equipment
  used, and other infrastructure facilities present and material types
  produced, annual production and capacity

- The road, barge and/or railroad access to your properties.

- The present condition of your mines and processing plants.

- Property ownership, leased status and/or joint ownership

- Date your lease expires

- Number of years until reserve depletion at current production rates.

- Material events of interest concerning the mine, adverse or otherwise
  within the last three years.

- Any mine expansions, contractions or decommissioning within the last
  three years.

- Any planned expansions or reductions in mining, processing or screening
  operations.

- Any use of mining contractors at your facilities.

        Please include only that material that can be produced during the duration of your
        lease for your reserves. In addition please segregate your permitted and
        unpermitted reserves.

3.   Please provide a table showing the last three years annual production for each of your mines, and your weighted average prices received for your product for the last three years. A mine may be defined as all the mines that supply a single wash/screening plant, if that is applicable.

4.   Insert a small-scale map showing the location and access to your property in your annual filings. See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that the EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

5.   Supplementally provide:

- A detailed description of your corporate approach to mine planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.

- A list of each type of mine plan you routinely develop, and outline its characteristics.

- An analysis of the percentage of your reserves typically covered by your various mine plans, or planning timeframes for your largest mines, both surface and/or underground.

6.   Disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers. Supplementally provide copies of all third party reviews of your reserves that were developed within the last three years. If you have not used any third parties to review your reserves within the last three years, disclose this fact in your filing.

Legal Proceedings, page 6

7.   In future filings, please quantify the relief sought in each of the material legal proceedings you describe that are still pending. If this information is not available, disclose how many claimants in the litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek

compensatory damages of less than $," etc. Please refer to Item 103 of Regulation S-K.

Item 1A. Risk Factors, page 11

8.   In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

The financing agreements governing our debt contain various covenants that limit our discretion in the operation of our business and could lead to acceleration of debt and foreclosure on collateral, page 15

9.   In future filings, if you include this or a similar risk factor, please disclose the status of your compliance with any applicable covenants or ratios.

Item 7. Management's Discussion and Analysis, page 20
Results of Operations, page 21

10.   Please revise your results of operations discussion in future annual and quarterly filings to also address your consolidated operating results in accordance with Item 303 of Regulation S-K.

Critical Accounting Policies, page 27

11.   In light of the disclosures throughout your filing relating to the delay of the Hunter, Texas cement plant expansion, please tell us when and how you assessed the related capitalized construction costs for possible impairment. Please expand your critical accounting policy disclosures in future filings to discuss the uncertainties relating to the recoverability and valuation of the capitalized construction costs, including capitalized interest, focusing on the significant estimates and assumptions underlying your conclusions, including when you assume the expansion will generate positive cash flows. See Section V of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

12.   We note your disclosures on page 3 and elsewhere in your filing that certain portions of your operating facilities have been idled indefinitely and other plants have been temporarily idled. Please tell us when and how you assessed your long-lived for impairment, including whether the idled facilities were separately

assessed for impairment. Please expand your critical accounting policy disclosures in future filings to disclose the level at which you test long-lived assets for impairment. To the extent that the carrying value of a long-lived asset is not materially different from its undiscounted cash flows or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those assets, including their carrying value, the key assumptions underlying your cash flow analyses as well as any uncertainties associated with those key assumptions.

Liquidity and Capital Resources, page 28

13.   We note on page 46 that your senior note agreements contain covenants that impose certain limitations. Please tell us and disclose in future filings whether there are any financial covenants related to your long-term debt agreements and whether you were in compliance with those covenants as of each reporting date. In addition, if it is reasonably likely that you will not comply with your debt covenants, please revise future filings to disclose the required ratios/amounts as well as your actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Item 8. Financial Statements, page 33
Note 1. Summary of Significant Accounting Policies, page 38
Corrections, page 38

14.   Please explain to us why you did not label the prior period financial statements and related information "as restated" and why your audit report did not include an explanatory paragraph for the restatement. See paragraph 26 of SFAS 154 and AU 420.12.

Fair Value of Financial Instruments, page 39

15.   Please revise future filings to provide fair value disclosures as of each balance sheet date.

Goodwill and Goodwill Impairment, page 40

16.   Please expand your disclosures in future filings to describe the specific facts, circumstances, and changed assumptions that resulted in the goodwill impairment during the quarter ended May 31, 2009 in accordance with paragraph 47 of SFAS 142. Please also revise your MD&A disclosures in future filings to more fully discuss any known trends and uncertainties indicated by the impairment.

Item 9A. Controls and Procedures, page 66

17.   We note your disclosure that there were no significant changes in your internal controls over financial reporting. In future filings, please refrain from using the word "significant," or adding similar modifiers, to limit the types of changes about which you are providing disclosure pursuant to Item 308(c) of Regulation S-K. Item 308(c) requires disclosure with respect to any change that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Item 15. Exhibits and Financial Statement Schedules, page 70

18.   We note that you do not appear to have publically filed all of the schedules to your credit agreement listed as Exhibit 10.3 and your security agreement listed as Exhibit 10.5. Please file the complete versions of these agreements, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11. Condensed Consolidating Financial Information, page 19

19.   We note that the parent company (Texas Industries, Inc.) had no revenues during the quarter ended August 31, 2009 yet had positive operating cash flows for the same interim period. It appears to us that this may have resulted from the improper classification of changes in inter-company amounts as operating cash flows rather than financing cash flows. Please explain to us how and why you believe your current presentation complies with SFAS 95.

DEFINITIVE PROXY STATEMENT FILED ON AUGUST 28, 2009

Compensation Discussion and Analysis, page 18
Stock Ownership Guidelines, page 23

20.   In future filings, please disclose the status of the efforts of your named executive officers to meet your stock ownership guidelines.

Compensation Tables and Information, page 24
Potential Payments upon Termination or Change-in-Control, page 29
Change in Control, page 30

21.   We note your tabular change in control disclosure on page 31 lacks a row showing the total of the amounts each named executive officer would be entitled to receive under the circumstances you describe. In future filings, please disclose

the total amount for each named executive officer.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements or related comments. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with any engineering related questions. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Dietrich King, Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief